FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2006.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Agrees to Acquire Valeo S.A. France Motors & Actuators Business to Strengthen its In-car Electric Motor Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on November 15, 2006, in Kyoto, Japan

Nidec Agrees to Acquire Valeo S.A. France Motors & Actuators Business to Strengthen its In-car Electric Motor Business

Nidec Corporation (“Nidec”) announced today that it had executed a definitive agreement with Valeo S.A. (“Valeo”) in relation to the sale of Valeo’s Motors & Actuators business (“VMA business”) to Nidec for approximately 165 million euros (approximately 25 billion yen).

1. Rationale for the transaction

Nidec believes that the acquisition of the VMA business, which is highly recognized in the in-car motor market, will enable it to further strengthen the Nidec group and increase its enterprise value, especially as a result of the following:

(1)

Acquisition of a business channel in the automotive industry

Unlike industries such as IT (Information Technology), we believe that in the automotive industry, a proven track record is highly valued in addition to technology and quality of products.  Since the VMA business is highly recognized with a proven track record in the in-car motors market, we believe this acquisition will enable us to leverage this position and utilize our time and resources efficiently to focus on enhancing business performance.

(2)

Integration of significant numbers of in-car motors engineers

The VMA business has significant numbers of highly experienced in-car motors engineers.  Since it would be extremely difficult to retain the equivalent number of engineers within Japan, we are expecting that the acquisition of the VMA business will provide the Nidec group with a firm human resource infrastructure to support our entry into the global in-car motors market.

(3)

Extension of international operations

The VMA business has international operations in regions including Europe, North America and China. The contemplated acquisition will provide Nidec, which has operation mainly in Asia, with in-car motor business operations in every major region of the world, which will allow Nidec to cater its customers’ global operations.

2. Description of the VMA business

(1)	Business	Valeo Motors & Actuators business
(2)	Locations	Europe (France, Germany, Spain and Poland), North America (United States and Mexico) and China
(3)	Description of Main Business Activities	Manufacture of electric motors for use in automobiles
(4)	Main Products	Motors for airflow systems, body closure systems, seat positioning systems and brake systems
(5)	Number of Employees	Approximately 1,800 employees
(6)	Non-audited pro forma Consolidated Operating Results in Recent Fiscal Years
(Euros in millions)
Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Net Sales	N/A	272	253
Operating Income (1)	N/A	N/A	9
N/A	11	-4
EBITDA (2)	N/A	N/A	26
N/A	22	17
Note 1:	The operating results in Fiscal Years ended December 31, 2004 and 2005 are presented in accordance with international accounting standards.
Note 2:

EBITDA is calculated based on the following formula: Net income + Depreciation and amortization + Cost of net debt + Income taxes + Net charges to / (reversals from) provisions + Unrealized (gains) / losses on financial instruments + (gains) / losses on disposal of non-current assets.

(1)	Operating Income: Top row is excluding extraordinary items. Bottom row is including extraordinary items.
(2)	EBITDA: Top row is excluding extraordinary items. Bottom row is including extraordinary items.

3. Structure

A holding company which would be a 100% subsidiary of Nidec, will acquire the relevant entities / assets constituting the VMA business (“VMA entities”).

Nidec expects to acquire the shares / assets of the VMA entities by late December of this year, following the approval of the transaction by antitrust authorities of each relevant country.

4. Indicative Transaction Schedule

November 14, 2006	Execution of the definitive agreements
Late December, 2006	Closing of the transaction

5.

Effect on Financial Projections of this Fiscal Period

We will consider the effects of the transactions on the financial projections for this fiscal period to be released publicly in Japan pursuant to the rules of the Tokyo Stock Exchange and announce any changes to such projections to the extent required thereunder.

Special Note Regarding Forward-looking Statements

This notice contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and industry, the business and industry of the assets and business we propose to acquire and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements are those which discuss future expectations, strategies or projections of results of operations or financial condition or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. Important risks and factors that could cause our actual results to be materially different from our expectations include, but are not limited to:  whether the proposed acquisition discussed herein is actually consummated by us; our ability upon any such acquisition to improve the results of operations of the acquired business and successfully integrate it into our existing businesses; abrupt changes in customers’ market position ; general economic conditions in the automotive industry and related product markets; exchange rate fluctuations, particularly between the Japanese yen and the Euro and U.S. dollar; adverse changes in laws, regulations or economic policies in any of the countries where we or the business we seek to acquire, as discussed herein, operate; and any negative impacts on such businesses from outbreaks of diseases in such countries, including outbreaks of avian flu.

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